Exhibit 99.46

Volaris announces summon for extraordinary shareholders meeting

Mexico City, Mexico. September 9, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), announces a summons for an extraordinary general shareholders meeting to be held on September 18, 2020.

Volaris intends to raise up to MXN3.5 billion Mexican pesos in order to strengthen its capital position and take advantage of potential growth opportunities. Therefore, Volaris is evaluating different financing alternatives and is requesting shareholder approval for the issuance of new shares that can be used to raise capital through, among other things, a rights offering, the outright sale of shares, or through the issuance of debt/convertible debentures. Any such offering could be carried out individually or in conjunction with other transactions for a period of up to 12 months from the date shareholder approval is obtained. The final terms and conditions of any such offerings will be delegated to the Board of Directors and will be based on the prevailing market conditions at the time of offering.

Volaris continues to focus on liquidity preservation and generation, ensuring continued balance sheet strength which will give the Company what it believes to be a significant competitive advantage. The net proceeds from the capital raise are intended to further enhance Volaris’ liquidity position to face a challenging and uncertain operational environment due to the COVID-19 pandemic and are expected to provide Volaris with greater financial flexibility to move quickly to capitalize on opportunities that will help improve the position of the Company in the aviation market.

While the domestic market capacity is shrinking by around a third due to restructuring processes at other Mexican carriers, the Volaris ultra-low-cost business model has allowed the company to ramp-up more quickly and strengthen its competitive position. As a result of recent changes in the marketplace, Volaris expects the additional capital from such a capital raise will allow it to take advantage of potential opportunities to grow its network and expand its fleet.

A courtesy English translation of the shareholders’ meeting agenda and related information are attached as exhibits.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations March 2006, Volaris has increased its routes from five to more than 142 and its fleet from four to 83 aircraft. Volaris offers more than 304 daily flight segments on routes that connect 41 cities in Mexico and 21 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100

Exhibit 1

CALL TO A GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

By resolution of the Board of Directors of CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. (the “Company”), and pursuant to articles 179, 182, 183 and other applicable articles of the General Law of Commercial Companies and clauses Seventh, Eleventh, Seventeenth, Eighteenth, Nineteenth and Twenty-second and other applicable clauses of the corporate by-laws, holders of Series “A” and Series “B” shares of the capital stock of the Company, are hereby summoned to a general extraordinary shareholders meeting to be held on September 18, 2020 at 10:00 (ten) hours, in the corporate domicile of the Company located at Avenida Antonio Dovalí Jaime No. 70, Building B, Floor 13, Colonia Zedec Santa Fe, Alcaldía Álvaro Obregón, C.P. 01210, Mexico City, Mexico in order to deal with the subject-matters contained in the following:

AGENDA

I.	Proposal, discussion and, if applicable, approval to cancel treasury shares of the Company.

II.	Proposal, discussion and, if applicable, approval, to carry out one or more transactions to strengthen the capital structure of the Company, including (i) the potential issuance by the Company of debt instruments and/or convertible debentures, and/or (ii) the potential issuance by the Company of treasury shares to back the potential conversion of such instruments, and/or (iii) a potential capital increase, and/or (iv) the potential public offering and/or private placement of shares of the Company. Resolutions to implement the decisions of the shareholders as part of this item of the agenda.

III.	Proposal, discussion and, if applicable, approval to grant special powers-of-attorney to carry out the resolutions adopted at the meeting.

IV.	Proposal, discussion and, if applicable, approval of the appointment of special delegates to execute and formalize the resolutions adopted at the meeting.

Pursuant to clause Nineteenth of the corporate by-laws, in order to have the right to attend the meeting, shareholders must be registered in the Stock Registry Book of the Company and present the corresponding admission card, which must be requested no later than forty-eight hours prior to the start of the shareholders meeting at the domicile of the secretary of the Company located at Javier Barros Sierra 540, Building 1, Floor 4, Col. Santa Fe, 01210, Mexico City, Mexico, by depositing the corresponding share certificates or provide evidence of the corresponding deposit certificates of such shares issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., by a Mexican credit or foreign institution, or by an authorized brokerage firm. In order to obtain the above-mentioned admission card, the depositors with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., must enclose to the statements issued by such institution, the lists that identify the names of the corresponding shareholders.

Shareholders or holders of other securities referred to Series “A” and “B” of the Company, may be represented by attorneys-in fact who must evidence their authority by means of a power-of-attorney granted in terms of the form prepared by the Company in compliance with paragraph III of Article 49 of the Mexican Securities Market Law and the corporate by-laws.

The abovementioned forms and admission cards may be requested at the above-mentioned Secretary’s domicile, within the fifteen days prior to the date on which the meeting will be held, from 10:00 to 14:00 hours and from 16:00 to 18:00 hours. Likewise, the information related to the agenda will be available to the shareholders or their representatives, at the above-mentioned hours and domicile, within at least fifteen days prior to the date of the meeting.

DUE TO THE NATIONAL CONTINGENCY DERIVED FROM COVID-19, IT IS HEREBY INFORMED THAT THE LOCATION WHERE THE MEETING WILL TAKE PLACE WILL BE LARGE ENOUGH TO COMPLY WITH THE NECESSARY DISTANCE PROTOCOLS. LIKEWISE, OTHER HEALTH AND SANITATION PROTOCOLS WILL BE FULFILLED FOR THE SAFETY OF THOSE PRESENT AT THE MEETING. IN THE CASE OF ISSUANCE OF ANY RULING OR DISPOSITION THAT REQUIRES US TO MAKE ANY AMENDMENTS TO THIS CALL, WE WILL INFORM SHAREHOLDERS IN DUE TIME.

Mexico City, September 2, 2020

Jaime Esteban Pous Fernández

Secretary of the Board of Directors

Exhibit 2

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

In accordance with Article 35, section II of the General Rules applicable to securities issuers and other participants of the stock market, issued by the National Banking and Securities Commission, the following information is provided:

1.	On September 2, 2020, it was published through the electronic platform of the Ministry of Economy, as well as in systems for disclosure of information of the Mexican Stock Exchange and the National Banking and Securities Commission, a summons for the extraordinary general shareholders meeting of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (the “Company”), which will be held on September 18th, 2020 at 10:00 a.m. in the Company’s domicile.

2.	In accordance with the second item of the Agenda of the extraordinary general shareholders meeting mentioned above, it is intended to propose to the shareholders the following:

Proposal, discussion and, if applicable, approval, to carry out one or more transactions to strengthen the capital structure of the Company, including (i) the potential issuance by the Company of debt instruments and/or convertible debentures, and/or (ii) the potential issuance by the Company of treasury shares to back the potential conversion of such debt instruments, and/or (iii) a potential capital increase, and/or (iv) the potential public offering and/or private placement of shares of the Company. Resolutions to implement the decisions of the shareholders as part of this item of the agenda.

3.	As part of said item of the Agenda, various financing options being analyzed by the Company will be discussed. The Company intends to obtain up to MXN$3,500,000,000.00 as part of said financing options, which could be implemented one instead of another and/or jointly, to achieve the objective of strengthening the Company’s capital structure.

4.	As a result of carrying out such operations, new shares representing the Company’s share capital will potentially have to be issued, making it necessary to update the registration in the National Securities Registry of the National Banking Securities Commission of the number of shares representing the share capital of the Company that to date are registered in the aforementioned Registry.

Mexico City, Mexico, September 3, 2020.